Exhibit 2

This share exchange is made for the securities of a Japanese company. This share exchange is subject to disclosure requirements of Japan that are different from those of the United States. Financial information included in this notice has been prepared in accordance with generally accepted Japanese accounting standards and may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since the issuer is located in a foreign country, and some or all of its officers are residents of a foreign country. You may not be able to sue a foreign company or its officers in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the issuer may purchase securities otherwise than pursuant to the share exchange agreement, such as in open market or privately negotiated purchases.

This document has been translated from the Japanese-language original for reference purposes only. While this English translation is believed to be generally accurate, it is subject to, and qualified by, in its entirety, the Japanese-language original. Such Japanese-language original shall be the controlling document for all purposes.

August 20, 2015

Notice Regarding Media Articles

  Some articles were published in the media today reporting that the execution of basic agreement concerning management integration with UNY Group Holdings Co., Ltd. would be postponed to September 2015 or later. These articles are not based on our official disclosure.

  As per the announcement in the press release “Notice Regarding Commencement of Discussions Concerning the Management Integration between FamilyMart., Ltd. and UNY Group Holdings Co. Ltd.”, dated on March 10, 2015, FamilyMart Co., Ltd. and UNY Group Holdings Co., Ltd. have been discussing management integration in the spirit of treating both companies as equals through the Integration Preparation Committee; however, no decision has been made which requires additional disclosure at this point in time.

  We will disclose any decision in a timely manner that require timely disclosure when such decision is made.

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